Donald E. Field
Susan Block
Attorney-Advisor
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

December 23, 2015

RE:    One World Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed December 3, 2015
File No. 001-13869

Dear Ms. Block and Mr. Field:

This correspondence is written on behalf of One World Holdings, Inc. (the "Company"), and is written in response to your letter dated December 18, 2015, in connection with the Company's Information Statement on Schedule 14C referenced above (the "Information Statement").

In your letter, you requested that the Company respond within 10 days and provide the information requested, or to advise you when the Company will respond. The Company replied that it would need additional time to compile the required financial information in response to the comments below.

Today, the Company filed Amendment No. 1 to the Preliminary Information Statement (the "Revised Information Statement") to provide additional disclosures about the Company's termination of the proposed merger discussed in the original Preliminary Information Statement, and to revise the disclosure of the matters on which the shareholders voted and which will be filed with the Secretary of State of Nevada, following completion of the Staff's review.

By way of background, the Company has revised the amendments to its Articles of Incorporation, as approved by the Company's Board of Directors and the holders with the power to vote a majority of the Company's shares, from what was previously filed. In the Revised Information Statement, the Company seeks only to amend its Articles of Incorporation to change the Company's name and to increase the authorized capital of the Company. The Company is no longer seeking to change the par value of the Company's common stock.  Additionally, as discussed below, the Company is not undertaking these changes in connection with a proposed transaction. The Company had previously announced a proposed merger transaction, which required the Company to take certain corporate actions, including those provided for in the prior Information Statement. However, as noted below, the Company has terminated that merger transaction, and as such, is not contractually required to undertake such actions.
14515 Briarhills Parkway Suite 105
Houston, Texas 77077
1-866-440-1470
 www.oneworlddolls.com

For your convenience, the Company has reproduced the comments from the Staff in the order provided, followed by the Company's corresponding response.

General

1.
We note that it appears that the amendment to the company's articles of incorporation to increase the authorized capital stock of the company is intended, in part, to facilitate your merger transaction with Tonner Doll Company, Inc. Note A to Schedule 14A requires that the information called for by Items 11, 13 and 14 to be provided when security holders are asked to authorize the issuance of additional securities to be used to acquire another specified company when there will be no separate opportunity to vote on the acquisition. As such, please revise the preliminary information statement to include the information required by Items 11, 13 and 14 of Schedule 14A with respect to this transaction. Refer to Note A of Schedule 14A, which applies to you through Item 1 of Schedule 14C. See also the March 1999 Interim Supplement to Publicly Available Telephone Interpretations, Proxy Rules and Schedule 14A, 9S. Schedule 14, Note A, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm.

Response to Comment No. 1

The Company had previously entered into an Agreement and Plan of Merger (the "Merger Agreement") with Tonner Doll Company ("Tonner") on December 2, 2015, as disclosed in a Current Report on Form 8-K filed with the Commission on December 3, 2015.  Subsequently, however, on February 25, 2016, the Company, its subsidiary The One World Doll Project ("OWDP") and Tonner agreed to terminate the Merger Agreement and the proposed merger transaction. The merger transaction had not closed, and the parties were conducting due diligence.  As disclosed in the Company's Current Report filed with the Commission on February 25. 2016, and in the Revised Information Statement, management of the Company, OWDP, and Tonner reviewed and discussed potential alternative structures between OWDP and Tonner other than the merger. Following those discussions, management of the Company, OWDP, and Tonner determined it to be in the best interests of their respective companies to terminate the Merger and explore other opportunities.  The termination of the merger and the Merger Agreement did not result from a disagreement between the parties, or from any information discovered about any of the companies during the due diligence process or the preparation of the financial statements of Tonner.
14515 Briarhills Parkway Suite 105
Houston, Texas 77077
1-866-440-1470
 www.oneworlddolls.com

In light of the Company's termination of the merger transaction and the Merger Agreement, the Company believes that it is no longer required to provide the information required by Items 13 or 14 of Schedule 14A, including the financial information and financial statements of Tonner or the Company.

2.
Similarly, we note that it appears that the amendment to the company's articles of incorporation to increase the authorized capital stock of the company is intended, in part, to also facilitate other purposes. In this regard, we note that Exhibit 99.2 of the company's Form 8-K filed on December 3, 2015 references that the increase in the authorized capital of the company is intended, in part, to facilitate private equity financings of $750,000 and $5 million, respectively. As such, please revise the preliminary information statement to include the information required by Item 11 of Schedule 14A with respect to these financings. Refer to Note A of Schedule 14A, which applies to you through Item 1 of Schedule 14C.

Response to Comment No. 2

As noted above, on February 25, 2016, the Company, its subsidiary The One World Doll Project ("OWDP") and Tonner agreed to terminate the Merger Agreement and the proposed merger transaction. The merger transaction had not closed, and the parties were conducting due diligence.  The Company's arrangement with the private equity firm was related to the merger transaction, and with the termination of the merger and the Merger Agreement, the Company has no specific plans, arrangements, or agreements with respect to capital raising transactions or the issuance of the Company's securities.  As disclosed in the Information Statement, the Company is increasing its authorized capital to give the Company the flexibility to use the shares to raise capital and enter into future business transactions, as determined to be in the best interest of the Company by the Board of Directors.

The Company includes the following explanation and disclosure in the Revised Information Statement:

As of the date of the written consent by the Consenting Stockholders and as of this Information Statement, the Company had no plans, agreements, or arrangements to issue shares of its common stock. As noted above, the proposed merger and the Merger Agreement were previously terminated, and the Company has no obligations or plans to issue shares in connection with any business combination with Tonner or any other company. The Company has no plans to issue shares for exchange or otherwise, and the Company has not negotiated any terms relating to any upcoming capital raising transactions.
14515 Briarhills Parkway Suite 105
Houston, Texas 77077
1-866-440-1470
 www.oneworlddolls.com

The Company has provided information relating to the securities of the Company, including descriptions of the common stock and preferred stock outstanding prior to and following the effectiveness of the Amendments to the Company's Articles of Incorporation.

Conclusion

The Company acknowledges the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, or Alexander Pearson, Company counsel (801-328-3600), if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

One World Holdings, Inc.

/s/ Corinda J. Melton
Corinda J. Melton
President and Chief Executive Officer

14515 Briarhills Parkway Suite 105
Houston, Texas 77077
1-866-440-1470
 www.oneworlddolls.com